

10026669



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21901

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___January 1, 2009___ AND ENDING ___December 31, 2009___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UBS Global Asset Management (US) Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

51 West 52nd Street
(No. and Street)

New York   New York   10019
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Trevor Chambers   312-525-7728
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

233 S. Wacker Drive, Willis Tower   Chicago   Illinois   60606
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a current valid OMB control number.**

OATH OR AFFIRMATION

I, Trevor Chambers, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UBS Global Asset Management (US) Inc., as of December 31, 2009, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director had any proprietary interest in any account classified solely as that of a customer.

_____
Trevor Chambers
Controller

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Statement Regarding Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UBS Global Asset Management (US) Inc.

Financial Statements
and Supplemental Information

Year Ended December 31, 2009

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors
UBS Global Asset Management (US) Inc.

We have audited the accompanying statement of financial condition of UBS Global Asset Management (US) Inc. (the Company) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UBS Global Asset Management (US) Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chicago, Illinois
February 26, 2010

UBS Global Asset Management (US) Inc.

Statement of Financial Condition
(In Thousands of Dollars, Except Share and Per Share Amounts)

December 31, 2009

Assets

Cash equivalents	$	23,998
Receivable from funds		4,865
Deferred tax assets		3,969
Receivable from affiliates		3,542
Deferred distribution costs		757
Prepaid expenses		242
Total assets	$	37,373

Liabilities and stockholder's equity

Accrued liabilities and accounts payable	$	1,190
Income tax payable to Parent		9,005
Total liabilities		10,195

Stockholder's equity:

Common stock, $1 par value, 1,000 shares authorized, issued, and outstanding	1
Additional paid-in capital	22,722
Retained earnings	4,455
Total stockholder's equity	27,178
Total liabilities and stockholder's equity $	37,373

See notes to financial statements.

UBS Global Asset Management (US) Inc.

Statement of Operations
(In Thousands of Dollars)

Year Ended December 31, 2009

Revenues		
Distribution fees from affiliate	$	26,396
Distribution fees from third parties		795
Commissions		403
Interest income		65
Other revenue		21
Total revenues		27,680
Expenses		
Allocated costs from affiliate		11,600
Distribution costs		7,206
Professional fees		480
Other expenses		655
Total expenses		19,941
Income before income tax expense		7,739
Income tax expense		3,284
Net income	$	4,455

See notes to financial statements.

UBS Global Asset Management (US) Inc.

Statement of Changes in Stockholder's Equity
(In Thousands of Dollars)

Year Ended December 31, 2009

	Common Stock		Additional Paid-in Capital		Retained Earnings		Total Stockholder's Equity
Balance at December 31, 2008	$	1	$	28,722	$	7,493	$	36,216
Net income		—		—		4,455	4,455
Return of capital to Parent		—		(6,000)		—	(6,000)
Dividend declared and paid to Parent		—		—		(7,493)	(7,493)
Balance at December 31, 2009	$	1	$	22,722	$	4,455	$	27,178

See notes to financial statements.

UBS Global Asset Management (US) Inc.

Statement of Cash Flows
(In Thousands of Dollars)

Year Ended December 31, 2009

Operating activities

Net income	$	4,455
Adjustments to reconcile net income to net cash provided by operating activities:		
Non-cash items included in net income:		
Amortization of deferred distribution costs		1,183
Deferred income taxes		(52)
Interest accretion on commercial paper		(56)
Net (increase) decrease in operating assets:		
Receivable from funds		1,244
Receivable from affiliates		(1,075)
Prepaid expenses		(1)
Distribution costs paid		(506)
Net increase (decrease) in operating liabilities:		
Payable to affiliates		(5,154)
Income tax payable to Parent, net		462
Accrued liabilities and accounts payable		(63)
Net cash provided by operating activities		437

Investing activities

Purchases of commercial paper		(327,946)
Sales of commercial paper		365,000
Net cash provided by investing activities		37,054

Financing activities

Return of capital to Parent		(6,000)
Dividend paid to Parent		(7,493)
Cash used in financing activities		(13,493)

Increase in cash equivalents		23,998
Cash, beginning of year		—
Cash equivalents, end of year	$	23,998

No income tax payments were made by the Company in 2009; these items were charged through intercompany accounts.

Income tax payments charged through the intercompany accounts in 2009 were $2,873.

See notes to financial statements.

UBS Global Asset Management (US) Inc.

Notes to Financial Statements
(In Thousands of Dollars)

December 31, 2009

1. Organization and Nature of the Business

The financial statements include the accounts of UBS Global Asset Management (US) Inc. (the Company). The Company is a wholly owned subsidiary of UBS Americas Inc. (UBS Americas or Parent), a wholly owned subsidiary of UBS AG (UBS). The Company has material transactions with subsidiaries and affiliates of UBS Americas. The Company is primarily engaged in the business of distributing mutual funds and other investment vehicles. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and a registered investment adviser under the Investment Advisers Act of 1940.

2. Summary of Significant Accounting Policies

Use of Estimates

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from such estimates.

Cash Equivalents

The Company considers all highly liquid instruments, purchased with a maturity of three months or less, to be cash equivalents. At December 31, 2009, cash equivalents consists of U.S. Treasury Bills with a face value of $24,000 maturing in March 2010. The U.S. Treasury Bills are carried at amortized cost, which approximates fair value.

Revenue Recognition

Distribution fees are accrued during the period in which they are earned. Commissions earned on redemption of mutual fund shares are recorded on a trade-date basis.

UBS Global Asset Management (US) Inc.

Notes to Financial Statements (continued)
(In Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

Deferred Distribution Costs

The Company is responsible for the distribution of shares of certain mutual funds and investment vehicles. In connection with the distribution of certain classes of shares, the Company pays UBS Financial Services, Inc. (UBS FSI), an affiliated broker-dealer, and other third-party brokers a fee based on the value of the fund shares sold by UBS FSI and other third-party brokers. The fees paid to UBS FSI and other third-party brokers are deferred and amortized over the period during which the Company receives 12b-1 fee revenue from the mutual funds for its role in the distribution of the shares. The deferred distribution costs are amortized over a period of one to six years based on the contractual period the 12b-1 fee revenue is received. Contingent deferred sales charges received from early withdrawal charges reduce the deferred distribution costs balance.

The Company periodically reviews the carrying value of deferred distribution costs to determine whether a significant decline in the equity or bond markets or other events or circumstances indicate that an impairment in value may have occurred. If indicators of a potential impairment exist, the Company compares the carrying value of the asset to the estimated future net undiscounted cash flows related to the asset. If such adjustments indicate that estimated future net undiscounted cash flows will not be sufficient to recover the recorded carrying value, the asset is adjusted to its estimated fair value. The Company did not record impairment for the year ended December 31, 2009.

Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes rather than for financial reporting purposes. Provisions for deferred taxes, if applicable, are made in recognition of these temporary differences in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*.

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. Federal and state and local taxes are provided on a separate return basis.

UBS Global Asset Management (US) Inc.

Notes to Financial Statements (continued)
(In Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

Subsequent Events

Subsequent events have been evaluated through February 26, 2010, which is the date the financial statements were issued.

3. Related-Party Transactions

Under a service level agreement, UBS Global Asset Management (Americas) Inc. (Global AM Americas) compensates the Company for the distribution of certain investment products for which Global AM Americas is the registered investment adviser. These amounts are recorded as distribution fees from affiliate in the statement of operations, and totaled $26,396 in 2009. This amount is calculated based on three components: 1) sales of certain investment products, 2) the average net assets of specified funds distributed by the Company, and 3) costs incurred by the Company as part of its distribution activities.

The Company is allocated the portion of the expenses incurred by Global AM Americas that relates to the distribution activities conducted by the Company. Employees of Global AM Americas associated with distribution activities and officers of Global AM Americas have dual-employee status with both the Company and Global AM Americas. All compensation and benefit costs associated with the dual-employees are borne by Global AM Americas and allocated to the Company based on a service-level agreement. These amounts are classified as allocated costs from affiliate in the statement of operations, and totaled $11,600 in 2009.

Effective January 1, 2006, the Company reorganized its operations such that its activities are substantially limited to distribution activities. Assets and liabilities of the investment advisory business previously conducted by the Company were assumed by Global AM Americas pursuant to an agreement between the entities. In accordance with this agreement, Global AM Americas has assumed a liability of $2,576 related to tax matters associated with the investment advisory business.

UBS Global Asset Management (US) Inc.

Notes to Financial Statements (continued)
(In Thousands of Dollars)

3. Related-Party Transactions (continued)

The Company has entered into a Distribution Support Services agreement with UBS FSI for distribution, marketing support, and other services. Under the agreement, the Company pays a fee of 5 basis points of all sales of fund shares, excluding certain programs that have been agreed to by the parties. In addition, the Company pays a fee of 10 basis points of the net asset value of all equity shares and 7.5 basis points of the net asset value of all fixed income shares in dealer accounts. The net asset values exclude certain grandfathered assets prior to July 1, 1997, and qualified plan assets held away from UBS FSI. In accordance with the agreement, the Company incurred $4,281 in distribution support service costs during 2009, which is recorded in distribution costs in the statement of operations.

The Company has agreed to pay amounts to brokers distributing Class Y shares. The Y share class does not charge customers 12b-1 distribution fees, and, therefore, the Company agreed to pay these amounts out of its own resources.

The Company's revenues and expenses are processed by UBS FSI utilizing a centralized treasury function. UBS FSI sweeps all excess cash from the Company's accounts on a daily basis. The Company records either a receivable from affiliate or payable to affiliate based on the net balance swept from its account at the end of each business day. The Company received approximately $8 of interest from UBS FSI during 2009 due to this arrangement.

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule, Rule 15c3-1. Under the alternative method of computing capital requirements, the Company's net capital shall not be less than $250. As of December 31, 2009, the Company's net capital, as defined, was $12,423, which exceeded the minimum net capital required by $12,173. Dividend payments, equity withdrawals, and advances are subject to certain notification and other provisions of the net capital rules of the SEC and other regulatory bodies.

UBS Global Asset Management (US) Inc.

Notes to Financial Statements (continued)
(In Thousands of Dollars)

5. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2009, there is a net deferred tax asset (DTA) of $3,969, which is reflected without reduction for a valuation allowance. The net DTA is predominantly comprised of certain temporarily non-deductible federal and state and local taxes and interest.

In accordance with FASB ASC 740, a valuation allowance is to be recorded whenever the ultimate realization of a DTA is, more likely than not, not going to be realized. In assessing the recoverability of the DTA, the Company considered all available positive and negative evidence, including history of earnings as well as all possible tax planning strategies.

The components of the provision (benefit) for income taxes were as follows:

Current:		
Federal	$	2,390
State and local		946
Total current		3,336
Deferred:		
Federal		12
State and local		(64)
Total deferred		(52)
Total provision for taxes	$	3,284

The Company's effective tax rate differs from the federal statutory rate of 35 percent primarily due to state and local taxes.

5. Income Taxes (continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Total amounts of unrecognized tax benefits as of January 1, 2009	$	8,022
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during a prior period		139
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during a prior period		(3)
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during the current period		–
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during the current period		–
The amounts of decreases in the unrecognized tax benefits relating to settlements with taxing authorities		–
Reductions to the unrecognized tax benefits as a result of a lapse of the applicable statute of limitations		–
Total amounts of unrecognized tax benefits as of December 31, 2009	$	8,158
The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	$	4,415
The total amounts of interest and penalties recognized in the statement of operations	$	104
The total amounts of interest and penalties recognized in the statement of financial condition	$	2,769

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income taxes.

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. The Company also files stand-alone returns in various state and local jurisdictions. As of December 31, 2009, the consolidated group of which the Company is a member remains under examination by the Internal Revenue Service (IRS) for tax years 2000 through 2004 and 2005 through 2008. There are various state and local jurisdictions currently under audit for tax years 1997 through 2006.

5. Income Taxes (continued)

Although the Company remains under examination by the IRS for tax years 2000 through 2008, the Company considers the IRS examination for tax years 2000 through 2004 to be effectively settled as of June 30, 2008. In anticipation of the formal closing of this examination in the coming months, federal and state and local reserves related to previously unrecognized tax benefits have been adjusted to reflect the results of the audit. Regarding the audit, the IRS has proposed adjustments that relate to related-party fees, pension expense, and certain other expenses. The Company believes that, at the completion of the audit, it is reasonably possible that unrecognized tax benefits will decrease by $4,790 by the end of 2010. As the completion of the IRS examination will affect the unrecognized tax benefits related to certain state and local jurisdictions, the Company believes that such unrecognized tax benefits will decrease by $1,232.

6. Contingencies

At various times, the Company has been named as a defendant in legal actions arising in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, any such actions will be resolved with no material adverse effect on the Company's financial statements taken as a whole.

Supplemental Information

COMPUTATION OF NET CAPITAL (in thousands)

1.	Total ownership equity from Statement of Financial Condition – Item 1800		$	27,178	3480
2.	Deduct: Ownership equity not allowable for Net Capital				3490
3.	Total ownership equity qualified for Net Capital			27,178	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List) –Tax liability related to non-allowable receivables				3525
5.	Total capital and allowable subordinated liabilities		$	27,178	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from				
	Statement of Financial Condition (See schedule on following page)	$ 13,307	3540		
	1. Additional charges for customers' and				
	noncustomers' security accounts		3550		
	2. Additional charges for customers' and				
	Noncustomers' commodity accounts		3560		
	B. Aged fail-to-deliver		3570		
	1. Number of items				
	C. Aged short security differences-less				
	reserve of	$	3580		
	number of items				
	D. Secured demand note deficiency		3590		
	E. Commodity futures contracts and spot commodities				
	– proprietary capital charges		3600		
	F. Other deductions and/or charges	1,448	3610		
	G. Deductions for accounts carried under				
	Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615		
	H. Total deductions and/or charges			(14,755)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions		$		3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Bankers' acceptances, certificates of deposit, and commercial paper....		3680		
	2. U.S. and Canadian government obligations		3690		
	3. State and municipal government obligations		3700		
	4. Corporate obligations		3710		
	5. Stocks and warrants		3720		
	6. Options		3730		
	7. Arbitrage		3732		
	8. Other securities (including options)		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736		3736
10.	Net Capital		$	12,423	3750

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2009, unaudited FOCUS Part IIa filing.

UBS Global Asset Management (US) Inc.

Computation of Net Capital (continued)
(In Thousands)

December 31, 2009

Nonallowable assets:		
Receivable from funds	$	4,797
Deferred tax assets		3,969
Deferred distribution costs		757
Receivable from affiliates		3,542
Prepaid expenses		242
Total nonallowable assets	$	13,307

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT (in thousands)

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the capital computation including both brokers or dealers and consolidated subsidiaries' debits .... $ _____ | 3870

23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries .... $ 250 | 3880

24. Net capital requirement (greater of line 22 or 23) .... $ 250 | 3760

25. Excess net capital (line 10 less 24) .... $ 12,173 | 3910

26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8) .... % _____ | 3851

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2009, unaudited FOCUS Part IIa filing.

UBS Global Asset Management (US) Inc.

Statement Regarding Rule 15c3-3 and Possession and Control

December 31, 2009

The Company is exempt from Rule 15c3-3 and the Possession and Control Rule of the Securities and Exchange Commission under the paragraph (K)(1) limited business (mutual funds and/or variable annuities only) exemption.

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
UBS Global Asset Management (US) Inc.

In planning and performing our audit of the financial statements of UBS Global Asset Management (US) Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chicago, Illinois
February 26, 2010



FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

UBS Global Asset Management (US) Inc.
(A Subsidiary of UBS Americas Inc.)
Year Ended December 31, 2009
With Report and Supplementary Report of Independent
Registered Public Accounting Firm

Ernst & Young LLP

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